The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

October 24, 2022

VIA E-mail and EDGAR

Anu Dubey, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monachil Credit Income Fund (the “Fund” or “Registrant”) Pre-Effective Amendment No. 3 to Form N-2 filed on July 14, 2022 File Nos. 333-257241 and 811-23709

Dear Ms. Dubey:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by telephone on July 18, 2022 (the “Comments”) regarding the Fund’s Pre-Effective Amendment No. 3 (“Pre-Eff. No. 3”) to its Registration Statement on Form N-2 filed on July 14, 2022. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. All capitalized terms used but not defined herein have the meanings ascribed to them in Pre-Eff. No. 3. The responses and information described below are based upon information provided to us by the Fund. A revised pre-effective amendment (“Pre-Eff. No. 4”) to the Registration Statement reflecting these changes was filed contemporaneously with this correspondence.

I.	Legal Examiner’s Comments

Prospectus

Comment #1

On the cover page of the prospectus, in the last sentence of the 7th paragraph, please delete the word “solely.”  This is a global comment regarding this sentence where it appears elsewhere in the prospectus.  See comment response 12 in the June 15th letter.

Response #1

The Registrant has made the requested change.

Monachil Credit Income Fund

October 24, 2022

Part C

Comment #2

On the signature page, please identify the Principal Accounting Officer or Controller.

Response #2

The Registrant has identified the Fund’s Principal Accounting Officer as requested.

II.	Staff Account’s Comments

Prospectus – Fee Table

Comment #3

Please consider offsetting (or left indenting) the numeric amounts of the components of Other Expenses (0.00%, 0.95% and 1.73%) so that they are not included in the column of amounts that sum to “Total Annual Fund Operating Expense”.  If those three amounts are moved slightly to the left we believe it will make the fee table easier to understand.

Response #3

The Registrant has made the suggested change.

Comment #4

Please consider adding lines underneath 0.01 (AFFE) and 2.18% (waiver amount) to show that the amounts below those items are the sums of the numbers above.

Response #4

The Registrant has made the suggested change.

Response #5

Page 19 of the Prospectus indicates that the Fund may invest up to 25% in marketplace lending instruments.  Please supplementally describe if any fees associated with accessing marketplace lending platforms or merchants are reflected in the fee table.

Comment #5

The Registrant confirms that the fee table does reflect any fees associated with accessing marketplace lending platforms or merchants. The Registrant does not anticipate fees associated with such investments in the Fund’s first year.

Monachil Credit Income Fund

October 24, 2022

* * * * *

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

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